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                                                                  Rule 424(b)(3)
                                                                      333-103994


            ADDENDUM TO PROSPECTUS SUPPLEMENT DATED JANUARY 29, 2004


                                                         Dated: February 1, 2004


                                 STATE 0F ISRAEL
                                   $30,000,000
                                 MAZEL TOV BONDS

                             -----------------------

      The interest rate on each Mazel Tov Bond purchased during the sales period commencing on JANUARY 29, 2004 and terminating on JUNE 30, 2004 is 3.70%. The purchase price for each Mazel Tov Bond is $100, and each bond will mature five years after its issue date. The aggregate amount of principal and interest that will be payable upon maturity of each Mazel Tov Bond is $120.

      To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation must be received by Development Corporation for Israel by JUNE 25, 2004.
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PROSPECTUS SUPPLEMENT                                           January 29, 2004
(to prospectus dated April 11, 2003)

                                 STATE OF ISRAEL
                                   $30,000,000
                                 MAZEL TOV BONDS

                              --------------------


                                 TERMS OF BONDS

-     MATURITY

      Five (5) years from the issue date.

-     PURCHASE PRICE

      $100 per bond.

-     INTEREST

      The bonds will bear interest at the rate set forth on a sticker affixed to the cover page of this prospectus. Interest will not be paid on the bond until maturity. The bond will not earn or accrue interest after maturity.

-     ISSUE DATE

      First day of the month following the month in which the fiscal agent accepts the subscription.

-     LIMITATIONS

      You may not assign or transfer the bonds.

      The bond may only be registered in the name of an individual, or jointly in the names of no more than two individuals.


-     NO CERTIFICATE

      We are issuing the bonds in book-entry form which means certificates will not be issued to evidence the bonds.


      THIS OFFERING MAY HAVE A SPECIAL APPEAL TO PERSONS WITH AN INTEREST IN THE STATE OF ISRAEL RATHER THAN THE GENERAL PUBLIC. WE HAVE ISSUES OF BONDS OUTSTANDING WHICH MAY, ON ANY GIVEN DAY, PROVIDE A GREATER YIELD TO MATURITY THAN THE BONDS BEING OFFERED BY THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BONDS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                       DEVELOPMENT CORPORATION FOR ISRAEL
              575 LEXINGTON AVENUE, NEW YORK, NEW YORK 10022 - 6195
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                            DESCRIPTION OF THE BONDS

      We are offering $30,000,000 aggregate maturity amount of Mazel Tov Bonds. The bonds are direct, unconditional and general obligations of the State of Israel. We pledge our full faith and credit for the due and punctual payment of principal and accrued interest, as well as for the due and timely performance of all of our obligations with respect to the bonds. The terms of the bonds are as follows:

      PURCHASE PRICE AND INTEREST RATE. The bonds will be issued in a principal amount of $100 per bond, and the purchase price will be 100% of the principal amount. We will advise Development Corporation for Israel of the interest rate on the bonds two (2) business days before the commencement of the initial subscription period for the bonds, and thereafter two (2) business days before January 1 and July 1 for each subscription period. Development Corporation for Israel will then set forth the interest rate for a given subscription period on a sticker affixed to the cover page of this prospectus. To insure you purchase your bonds at the interest rate for a given subscription period, the full purchase price and all required subscription documents must be received, examined and accepted in a form acceptable to the fiscal agent and Development Corporation for Israel before the date set forth on the sticker.

      ISSUE DATE AND MATURITY. We will date each bond as of the first day of the month following the month in which the subscription for the bond is accepted by the fiscal agent. The bonds will become due and payable five (5) years from the issue date.

      INTEREST. You will not receive interest on the bonds until maturity, at which point you will receive the aggregate amount of principal and accrued interest on the bond. Interest will be compounded annually until maturity. Bonds do not earn or accrue interest after maturity.

      BOND CERTIFICATE. We are issuing the bonds in book entry form. Therefore, bond certificates will not be issued. Instead, the fiscal agent will mail to the purchaser and owner of each bond a confirmation that the owner has been listed in the bond register as the registered owner of the bond along with other pertinent information. We will forward all notices relating to the bonds to the registered owner(s). Upon maturity of a book entry bond or a redemption of a book entry bond, the fiscal agent will automatically pay the principal amount of and accrued interest on the book entry bond to the registered owner by mailing a check to the last address of the registered owner as listed in the bond register.

      EARLY REDEMPTION. We will not redeem any bonds prior to five (5) years from the issue date, except that, upon the death of the bond owner, we will purchase any bond from the estate of the bond owner no later than sixty (60) days after delivery of written demand to the fiscal agent, accompanied by a written instrument of transfer in a form approved by the State and the surrender and submission to us of all necessary legal documents. The legal representative of the bond owner is the only individual who may surrender a bond for purchase. Repurchase of bonds prior to maturity will be for the purchase price of the bonds plus an accrued amount of interest, which will be an assumed interest factor of the per annum effective yield to maturity, based on the discounted purchase price, accrued to the last day of the month preceding the month in which
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any such repurchase is made. Payment shall be made at the principal corporate trust office of the fiscal agent in New York, New York. The repurchase will be paid in United States currency.

      PURCHASE LIMITATION. Each bond may only be registered in the name of an individual, or jointly in the names of no more than two individuals.

      NON-TRANSFERABILITY. You may not transfer or assign the bonds.

      FISCAL AGENT. The name and principal office of the fiscal agent is The Bank of New York, 101 Barclay Street, New York, New York, 10286, Attention:
Corporate Trust Administration, Telephone: (212) 495-1784.

      The foregoing description of the material terms of the bonds is qualified by reference to the full terms of the bonds. Bonds offered and sold outside of the United States may be offered and sold in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). Such bonds have not been and will not be registered under the Securities Act. Accordingly, subject to certain exceptions, such bonds may not be offered, sold or delivered within the United States to United States persons.